Corporate Headquarters
Newenham House, Northern Cross, Malahide Road, Dublin 17, Ireland.
T 353 1 846 9100 F 353 1 846 9150 www.experiangroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

18 December 2007


07028786

SUPPL

Dear Sirs,

RE: EXPERIAN GROUP LIMITED – 12g3-2(b) EXEMPTION FILE NUMBER 82-35022

Enclosed is a schedule being furnished to the Securities and Exchange Commission on behalf of Experian Group Limited, a public limited company incorporated under the laws of Jersey, in connection with its exemption, file number 82-35022, from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") afforded to foreign private issuers by Rule 12g3-2(b) under the Exchange Act.

As explained in our letter dated 10 July 2007, we are not including in this submission a copy of the documents listed in the enclosed Schedule and which are available on our website, www.experiangroup.com.

Yours faithfully

Ronan Hanna
Deputy Company Secretary

Enc.

EXPERIAN GROUP LIMITED

SCHEDULE OF ANNOUNCEMENTS
17 NOVEMBER 2007 TO 14 DECEMBER 2007

Exemption file number 82-35022

LONDON STOCK EXCHANGE ANNOUNCEMENTS		
19/11/2007		Director/PDMR Shareholding
19/11/2007		Director/PDMR Shareholding
19/11/2007		Holding(s) in Co-Replacement
23/11/2007		Director/PDMR Shareholding
27/11/2007		Director/PDMR Shareholding
30/11/2007		Holding(s) in Company
30/11/2007		Total Voting Rights
07/12/2007		Director/PDMR Shareholding
07/12/2007		Director/PDMR Shareholding
14/12/2007		Interim Dividend Elections

END